FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Thomson’s Share Capital

Paris, France, 2nd November 2004 – Thomson (Euronext Paris: 18453) (NYSE: TMS) today announced that following the cancellation of 7,305,476 treasury shares on 19th October 2004 (of which 1,074,247 shares were bought back as part of the implementation of its €400 million share buy-back program), Thomson’s share capital is €1,024,905,120 composed of 273,308,032 shares each with a nominal value of €3.75.

On this basis, the Group estimates the breakdown of its share capital as follows:

Public	93.5%
Employees	3.8%
TSA*	2.1%
Microsoft	0.6%

*	French State

* * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology - realize their business goals and optimise their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net http://www.thomson.net

Press Release

Thomson Takes Major Step Forward to

Expand Services to Media and Entertainment Clients

Addition of State-Of-The Art Broadcast Facilities Company Provides a Platform for

Future Growth and New Service Development

Paris/Burbank, CA, Calif., November 5, 2004 —Thomson (Euronext Paris: 18453; NYSE: TMS) today announced a major step forward in the expansion of its broadcast services activity with the addition of Corinthian Television Facilities in London, UK. Corinthian is one of Europe’s leading broadcast television facilities companies providing live studios, graphics, video, audio production and post-production and transmission playout to major international broadcasters through long term contracts.

The addition of Corinthian is an important step in expanding Thomson’s relationship with existing media and entertainment clients in new geographic areas. Thomson is targeting opportunities in key segments of the growing television broadcast management and services market, which is developing as major broadcasters and content providers increasingly tend to outsource this activity.

Leveraging industry-leading expertise from Thomson’s Technicolor Creative Services and Broadcast and Media Solutions businesses, Thomson’s broadcast services encompass management of the digital distribution of content from receipt through asset management to transmission management and control. Thomson successfully launched its broadcast management service in November 2003 with the construction of the Tokyo Broadcast Playout center dedicated to delivering content for Disney Channel Japan.

The UK, one of the most highly developed broadcast playout markets in Europe, will provide Thomson with an initial base for geographic expansion of its broadcast management services activity both within the UK and in other major countries in Continental Europe, the Middle East and in South Africa. Through its blue chip clients, Corinthian currently delivers four channels to audiences in the UK, two channels to Scandinavian viewers, one digital terrestrial signal in the UK, and two channels into Central and Eastern Europe. Corinthian Television will also serve as a new service development platform (asset management, e-delivery of content, and international language versioning) and link into Thomson’s existing network of post-production laboratories in London, Madrid, Montreal, New York and Los Angeles.

“The addition of the Corinthian facility in the UK further expands our content management and distribution capability and gives us a strategic location to serve media and entertainment clients throughout Continental Europe and the Middle East,” said Lanny Raimondo, Senior Executive Vice President, Thomson.. “We believe the trend for outsourcing of broadcast services will continue, and we intend to build on our heritage of providing world class services to our content-owning customers around the world.”

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology - realize their business goals and optimise their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net http://www.thomson.net

Thomson’s broadcast services activity is part of the Video Network Solutions division that develops video and film technologies, products and services sold to all major Hollywood studios, all major television, satellite, and cable broadcasters under the Technicolor and Grass Valley brand-names for the delivery of analog and digital entertainment. The division also includes Thomson’s Broadband Access Products Business, which develops technologies and products for broadband and telecommunication networks to deliver digital entertainment and data to consumers and businesses.

For information about Thomson Network Services please visit www.thomson.net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8th, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer